FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-12102

  YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated March 31, 2014

TRANSLATION

Autonomous City of Buenos Aires, March 31, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
Ref: Financial Statements as of 12/31/2013 Proposed Use of Profits

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 62 subsection n) of the Buenos Aires Stock Exchange rules.

In that connection, please be advised that the Board of Directors of YPF S.A. (“YPF”), in a meeting held on March 31, 2014, approved to propose to the General Ordinary Shareholders’ Meeting that will consider the relevant financial documentation corresponding to fiscal year No. 37 ending on December 31, 2013, the following regarding the distribution of profits:

i) allocate the amount of $200 million to establish a reserve for purchasing YPF shares, in order to grant to the Board of Directors the possibility to acquire YPF shares at any time as it considers appropriate, and to comply, in carrying out the share compensation plan, with the obligations currently existing under such plan and those that may arise in the future;

ii) allocate the amount of $4,460 million to establish a reserve for investments under the terms of Article 70, paragraph 3 of Corporations Law No. 19,550 (T.O. 1984) as amended;

iii) allocate the amount of $465 million to a reserve for the payment of dividends, empowering the Board to determine the time for their distribution in a timeframe not to exceed the end of the present fiscal year.

Yours faithfully,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: April 1, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer